March 27, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman David Link

Re:	JDEV Acquisition Corp. Registration Statement on Form 10-12G Filed March 16, 2026 File No. 000-56821

Dear Sir or Madam:

JDEV Acquisition Corp. (the “Company”) will be filing amendment number 2 (the “Amendment No. 2”) to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to Vincent LaBarbara, Chief Executive Officer of the Company, dated March 24, 2026 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Amendment No. 1 to Form 10-12G filed March 16, 2026

Item 10. Recent Sales of Unregistered Securities, page 13

1. We note your response to prior comment 4. We note that 5,500,000 shares were issued to Mr. LaBarbara on November 26, 2025. As previously requested, please revise to provide the disclosure required by Item 701 of Regulation S-K. Please also revise your beneficial ownership table in the section "Security Ownership of Certain Beneficial Owners and Management", on page 9, to identify the additional person who received the 1,100,000 shares on December 10, 2025. See Item 403(a) of Regulation S-K.

Response:

In response to the Staff's comment, the Company has revised Item 10. Recent Sales of Unregistered Securities to provide the disclosure required by Item 701 of Regulation S-K. Specifically, the Company has replaced the prior "None" disclosure with the following:

On November 26, 2025, the Company issued an aggregate of 5,500,000 shares of Common Stock to Vincent LaBarbara, the Company’s founder, Chief Executive Officer, and a Director, who subsequently transferred 4,400,000 shares to four other parties on December 10, 2025, at the same par value price. The shares were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering relying on this exemption based on the following factors: (i) the securities were offered and sold to five purchasers, four of whom are a director or officer of the Company; (ii) each purchaser is a sophisticated investor with significant experience in business, legal, or financial matters; (iii) each purchaser had full access to all material information concerning the Company; (iv) the offering was conducted without any form of general solicitation or public advertising pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended; and (v) no underwriters were involved in the issuance.

The proceeds from the sale of the securities described above will be used for working capital and general and administrative expenses.

Additionally, the Company has revised the beneficial ownership table in Item 4. Security Ownership of Certain Beneficial Owners and Management to include the additional investor who received 1,100,000 shares of Common Stock on December 10, 2025. The total rows have been updated accordingly to reflect that all Directors and Officers as a group beneficially own 4,400,000 shares (80% of the outstanding shares), and one principal shareholder owns 1,100,000 (20% of the outstanding shares), for a total of 5,500,000, equal to the 100% of the outstanding shares.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (732) 395-4505.

Sincerely,

/s/ Federica Pantana
Federica Pantana, Esq.
Lucosky Brookman LLP